                    [LETTERHEAD OF HEALTHWORLD CORPORATION]

                                                         Contact: Stuart Diamond
                                                         Chief Financial Officer
                                                                  (212) 625-4249

                                                           FOR IMMEDIATE RELEASE

           HEALTHWORLD ANNOUNCES AN AGREEMENT TO MERGE WITH CORDIANT
                COMMUNICATIONS GROUP PLC AND 3RD QUARTER RESULTS

      New York, New York - November 9, 1999 - Healthworld Corporation (NASDAQ:
HWLD) announced today that it has agreed to merge in an all stock transaction with Cordiant Communications Group plc ("CCG") (London Stock Exchange: CRI; New York Stock Exchange: CDA), a global marketing communications group.

      The merger agreement entered into between Healthworld and CCG values Healthworld at approximately $185.4 million, with each Healthworld share valued at $22.86 based on yesterday's closing price of CCG's stock, representing a premium of 30.6% over Healthworld's most recent closing price.

      The actual number of CCG shares to be issued to Healthworld shareholders (the "Exchange Ratio") will be based on both CCG's share price performance as well as the U.S. Dollar/Pound Sterling exchange rate. The Exchange Ratio mechanism, as described below, is designed to provide a value ranging from $17 to $23 per Healthworld share.

      Steven Girgenti, Chairman and CEO of Healthworld, stated, "This merger will allow Healthworld to significantly expand our position in the healthcare communications arena in several important ways. Our ability to continue to provide high quality Direct-to-Consumer (DTC) advertising services will be greatly enhanced with the media buying power of CCG." Mr. Girgenti added, "The global capabilities of Bates Worldwide ("Bates"), CCG's premier advertising operation, will increase Healthworld's ability to develop extensive marketing and advertising programs for our clients in most countries throughout the world. Currently, CCG has offices in over 70 countries."

      According to Michael Bungey, Chairman and CEO of CCG, " We already work for some of the world's leading healthcare companies through Bates Worldwide. Joining up with the Healthworld team gives us an outstanding opportunity to become the leading global healthcare marketing business. CCG will align its existing healthcare operations under Healthworld and Steven Girgenti and the other key senior members of the Healthworld management team will continue to manage the Healthworld business."

      Healthworld shareholders will have the option of electing to receive American Depositary Shares ("ADSs") or ordinary shares of CCG. Based on the November 8, 1999 closing price of CCG ordinary shares of 211.5 p and a U.S. Dollar/Pound Sterling exchange rate of 1.6375 (implying a Reference Share Price (see chart below) of $3.4633), each Healthworld share would be exchanged for 6.602 CCG ordinary shares (equivalent to 1.320 CCG ADSs) valued at $22.86. Under these assumptions, Healthworld shareholders would own approximately 19% of CCG after the transaction (excluding any shares issued pursuant to stock option plans). The Exchange Ratio will be determined as illustrated in the following table:

--------------------------------------------------------------------------------
CCG Reference Share    CCG Share Price    Exchange Ratio for
       Price*          ( in pence for      New CCG Ordinary   Exchange Ratio for
   (U.S. Dollars)       illustrative            Shares           New CCG ADSs
                      purposes only**)
--------------------------------------------------------------------------------
    Less than           Less than       $17 divided by the    $17 divided by 5x
     $2.5054             153.00p        CCG Reference Share    the CCG Reference
                                            Price              Share Price
--------------------------------------------------------------------------------
Greater than or      Greater than or      6.7854 New CCG       1.3571 new CCG
    equal to             equal to         Shares for each        ADSs for each
    $2.5054              153.00p        Healthworld Share     Healthworld Share

 but less than        but less than
    $2.9475              180.00p
--------------------------------------------------------------------------------
Greater than or      Greater than or     $20 divided by the    $20 divided by 5x
   equal to              equal to       CCG Reference Share    the CCG Reference
    $2.9475              180.00p               Price              Share Price

but less than or      but less than or
   equal to              equal to
   $3.0294               185.00p
--------------------------------------------------------------------------------
 Greater than          Greater than       6.602 New CCG        1.3204 new CCG
   $3.0294                185.00p        Shares for each        ADSs for each
                                         Healthworld Share    Healthworld Share

but less than or      But less than or
   equal to              equal to
   $3.4838               212.75p
--------------------------------------------------------------------------------
Greater than           Greater than     $23 divided by the    $23 divided by 5x
   $3.4838                212.75p      CCG Reference Share    the CCG Reference
                                              Price              Share Price
--------------------------------------------------------------------------------


* Refers to the average value of the closing price for CCG shares on the London Stock Exchange over the ten consecutive trading days ending on the third trading day prior to the date of the Healthworld Stockholder's meeting to approve the transaction, multiplied by the average U.S. Dollar/Pound Sterling exchange rate during the same period.

** A U.S. Dollar/Pound Sterling exchange rate of 1.6375 has been used in the table above for illustrative purposes only. The Reference Share Price levels are defined in the Merger Agreement in U.S. Dollars, and the Pound Sterling equivalents are therefore subject to change.

      If the CCG Reference Share Price is equal to or less than $2.2106, CCG will have the option to terminate the Merger Agreement unless the Board of Directors of Healthworld elects to fix the exchange ratio at 7.6902.

      It is anticipated that the merger will be tax-free to U.S. shareholders of Healthworld. The transaction is subject to customary conditions, including approval by shareholders of both companies and Hart-Scott-Rodino clearance, and is expected to be completed in the first quarter of 2000. Healthworld's directors, including Steve Girgenti, and certain other Healthworld shareholders, who collectively own approximately 63% of Healthworld stock, have entered into stock voting agreements whereby they have agreed to vote their stock in favor of the merger with CCG and against any potentially competing transaction. Such shareholders have also agreed to grant CCG an irrevocable option, exercisable in certain specified circumstances, to acquire their outstanding shares for 100% cash at a price implied by the Exchange Ratio.

      For the quarter ended September 30, 1999, Healthworld reported record third quarter revenues of $21.8 million, up 28.5% from $16.9 million for the third quarter of 1998. Communications revenues for the third quarter of 1999 increased to $11.4 million, an increase of 39.1% from $8.2 million for the third quarter of 1998. Contract sales revenues for the third quarter of 1999 increased to $10.3 million, an increase of 18.5% from $8.7 million for the third quarter of the prior year. Income from operations for the third quarter of 1999 increased to $3.4 million, up 35.7% from $2.5 million in the prior year's quarter.

      Income from operations from communications services was $2.7 million, while contract sales services generated $717,000 of income from operations for the third quarter of 1999. Net income for the third quarter of 1999 was $2.0 million, up 36.7% from net income of $1.5 million for the third quarter of 1998. Both basic and diluted net income per common share for the quarter ended September 30, 1999 were $0.26, compared to $0.20 in the prior year's quarter.

      For the nine months ended September 30, 1999, Healthworld reported record revenues of $54.8 million, up 19.7% from $45.8 million for the nine months ended September 30, 1998. Communications revenues for the nine months ended September 30, 1999 increased to $28.6 million; an increase of 37.7% from $20.8 million for the nine months ended September 30, 1998. Contract sales revenues for the nine months ended September 30, 1999 increased to $26.2 million; an increase of 4.8% from $25.0 million for the nine months ended September 30, 1998.

      Income from operations from communications services was $4.9 million, while contract sales services generated $1.3 million of income from operations for the nine months ended September 30, 1999. Net income for the nine months ended September 30, 1999 was $3.8 million, up 28.2% from net income of $2.9 million for the nine months ended September 30, 1998. Basic and diluted net income per common share for the nine months ended September 30, 1999 were $0.50 and $0.49 for basic and diluted respectively, compared to $0.40 and $0.39 respectively, for the nine months ended September 30, 1998.

      Healthworld is an international communications and contract sales marketing organization specializing in healthcare. The Company provides many of the world's largest pharmaceutical and healthcare companies with a comprehensive range of integrated strategic marketing services designed to accelerate the acceptance of new products and to sustain their growth. These integrated services include advertising and promotion, contract sales, consulting, medical education, public relations, marketing research, publishing, interactive multimedia and database marketing services.

      This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, competitive, economic and regulatory factors in the healthcare marketing and communications industry and the pharmaceutical and healthcare industry, general economic conditions, the ability of Healthworld to manage its growth and successfully implement its business strategy and other risks and uncertainties that may be detailed, from time to time, in Healthworld's reports filed with the Securities and Exchange Commission.

                    See following page for Financial Summary.

                    HEALTHWORLD CORPORATION FINANCIAL SUMMARY
                      (in thousands, except per share data)
                        Summary Statements of Operations

                                                                 (unaudited)
                                                 Three Months ended       Nine Months ended
                                                    September 30,           September 30,
                                                 -------------------     -------------------
                                                   1998       1999         1998        1999
                                                 -------------------     -------------------
Revenues                                         $16,919     $21,748     $45,784     $54,815
                                                 -------------------     -------------------
Operating expenses:
  Salaries and related costs                      12,282      15,482      34,747      39,973
  General and office expenses                      1,800       2,389       5,702       7,398
  Depreciation and amortization                      326         469         769       1,247
                                                 -------------------     -------------------
                                                  14,408      18,340      41,218      48,618
                                                 -------------------     -------------------
Income from operations                             2,511       3,408       4,566       6,197
Interest income                                      148         175         551         452
                                                 -------------------     -------------------
Income before provision for income taxes and
  minority interests                               2,659       3,583       5,117       6,649

Provision for income taxes                         1,133       1,526       2,156       2,875
Minority interests in net earnings of
subsidiaries                                          32          15          32          18
                                                 -------------------     -------------------

Net income                                       $ 1,494     $ 2,042     $ 2,929     $ 3,756
                                                 -------------------     -------------------

Basic net income per common share                $  0.20     $  0.26     $  0.40     $  0.50
                                                 =======     =======     =======     =======
Diluted net income per common share              $  0.20     $  0.26     $  0.39     $  0.49
                                                 =======     =======     =======     =======
Shares used in basic net income per share          7,415       7,851       7,415       7,568
Shares used in diluted net income per share        7,589       7,992       7,607       7,729

                                                                  (unaudited)
                                                                 Segment Data

Revenues
Communications                                   $ 8,230     $11,449     $20,788     $28,617
Contract Sales                                     8,689      10,299      24,996      26,198

Income From Operations
Communications                                   $ 2,417     $ 2,691     $ 3,839     $ 4,945
Contract Sales                                        94         717         727       1,252

                                                          Balance Sheet

                                                                        (unaudited)
                                           At December 31, 1998   At September 30, 1999
                                           --------------------   ---------------------
Assets
   Cash and cash equivalents                       $ 6,472              $ 6,851
   Accounts receivable, net                         18,889               30,298
   Other current assets                              4,652                4,164
                                                   -------              -------
        Total current assets                        30,013               41,313
   Property and equipment, net                       4,443                5,146
   Goodwill, net                                    14,266               30,407
   Other assets                                      2,149                2,673
                                                   -------              -------
Total assets                                       $50,871              $79,539
                                                   =======              =======

Liabilities and stockholders' equity
   Current liabilities                             $20,479              $37,009
   Long-term obligations                             1,191                1,309
   Stockholders' equity                             29,201               41,221
                                                   -------              -------
Total liabilities and stockholders' equity         $50,871              $79,539
                                                   =======              =======

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